

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Richard A. Miller, M.D.
President, Chief Executive Officer and Director
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, CA 94010

> **Re:** **Corvus Pharmaceuticals, Inc.**
> **Form 10-Q**
> **Exhibit No. 10.2**
> **Filed October 29, 2020**
> **File No. 001-37719**

Dear Dr. Miller:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance